Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

March 18, 2010

VIA EDGAR

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, DC 20549

Re:	Genworth Variable Insurance Trust
File No: 333-164970

Dear Mr. Cowan:

On behalf of Genworth Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 12, 2010, with regard to the Registrant’s Registration Statement on Form N-14 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2010 (the “Registration Statement”), in connection with the proposed reorganizations (the “Reorganizations”) of the Genworth Putnam International Capital Opportunities Fund (the “Putnam Fund”) and Genworth Thornburg International Value Fund (the “Thornburg Fund”) (together, the “Transferor Funds”) into the Genworth Enhanced International Index Fund (the “Enhanced International Fund” or the “Acquiring Fund”).

For your convenience, your comments appear in bold and the Registrant’s response is included immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a filing to be made pursuant to Rule 497 under the Securities Act of 1933.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.           General

Comment: Please consider clarifying that the reorganization transaction is not dependant on the approval of both funds.

Response: Additional disclosure has been added that states: “You should note that each Reorganization is independent and not contingent upon the other.”

Mark A. Cowan, Esq.
Division of Investment Management
March 18, 2010

2.           Comparison of Fees and Expenses

a.
Comment:  Please follow the format prescribed by revised Form N-1A.  In particular, please remove footnotes (or a portion thereof) that are neither permitted nor required by Item 3.  Removed disclosure may be placed elsewhere in the document.

Response:  As Registrant’s counsel discussed with you on March 15, 2010, the expense table and footnoting are consistent with the Registrant’s currently effective prospectus.  The prospectus of the Registrant that will be updated to reflect the recently revised Form N-1A will not be effective until April 2010.  As such, the Registrant respectfully declines to make the changes to the footnotes noted in this comment.

b.
Comment:  It appears there are placeholders related to AFFE for the Thornburg Fund and waiver/expense information for both the Enhanced International Fund and pro-formas.  If so, please state the basis for filing under Rule 488, as the filing would not be considered complete without a completed fee table.  If the filing is incomplete, please file a delaying amendment.

Response:  The dashes in the expense table denote that the amount for those line items in the table have a value of 0 (which is reflected in the fee table calculations).  Therefore, the expense table is complete and the filing was proper under Rule 488.  The values will be changed to 0.00% to avoid any possible confusion.

3.	Quorum

a.
Comment:  Please consider clarifying that (due to the use of mirror voting) the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the Fund.

Response:  Additional disclosure has been added that states: “Shareholders of record as of the Record Date will be insurance companies, so attendance by proxy by the insurance companies at the Meeting will constitute a quorum.”

b.	Comment: Please indicate whether any minimum number of contract owner votes must be cast before mirror voting will be used.

Response:  No minimum number of contract owners votes must be cast before mirror voting will be used.  The section titled “Voting Information – Vote Required” already discloses that “those Contract Owners that actually provide voting instructions may control the outcome of the vote even though their actual percentage ownership of a Transferor Fund alone would not be sufficient to approve a proposal.”

4.           Repositioning Costs

Comment:  If it is expected that any of the funds will bear significant brokerage or other costs to reposition the fund’s holdings in connection with the reorganization, please provide an estimate of these costs and include an adjustment in the capitalization table to reduce the combined net assets of the fund by the amount of these costs.

Response: The disclosure will be revised as requested.

Mark A. Cowan, Esq.
Division of Investment Management
March 18, 2010

5.           General Accounting Comment

Comment:  We note that the accounting survivor was organized on December 31, 2009.  Please provide the staff a NAST analysis explaining why this is the proper accounting survivor.

Response:  The Acquiring Fund (accounting survivor) commenced operations on December 9, 2009.  Registrant believes that the Acquiring Fund is the appropriate accounting survivor.  Each of the factors discussed below, except asset size, support the determination of the Acquiring Fund as the accounting survivor.  Each of the five criteria listed in the North American Security Trust no-action letter, along with the relevant analysis, are discussed below:

(i)  Comparison of investment advisors.  Genworth Financial Wealth Management “GFWM”) serves as the investment advisor to each Transferor Fund and to the Acquiring Fund.  Each Transferor Fund has a sub-advisor that is responsible for the day to day management of a Transferor Fund, but the Acquiring Fund does not have a sub-advisor.  GFWM will continue to serve as the Acquiring Fund’s investment advisor after the Reorganization, and there currently is no plan to use a sub-advisor.  This factor favors the Acquiring Fund as the accounting survivor, since the investment advisory structure post-reorganization is more similar to the Acquiring Fund than the Transferor Funds.

(ii)  Comparison of portfolio composition.  The Transferor Funds invest directly in equity securities of foreign companies.  The Acquiring Fund invests in exchange-traded funds that invest in equity securities of foreign companies and utilize an indexing approach to approximate the investment performance of a benchmark index.  In connection with the Reorganization, the Transferor Funds will reduce their portfolio holdings to cash and transfer the cash to the Acquiring Fund in exchange for Acquiring Fund shares.  Subsequent to the Reorganization, the cash will be reinvested in exchange-traded funds.  This factor favors the Acquiring Fund as accounting survivor since no portfolio securities of the Transferor Funds will survive the Reorganization, and the portfolio composition of the Acquiring Fund after the reorganization will be almost identical to the portfolio composition of the Acquiring Fund prior to the Reorganization.

(iii)  Comparison of investment objectives, policies and restrictions.  Each Transferor Fund’s investment objective is to seek long-term capital appreciation.  The Acquiring Fund’s investment objective is to seek to outperform the MSCI Europe, Australasia and Far East or “EAFE” Index while maintaining a market level of risk.  The Transferor Funds attempt to achieve their investment objectives through active management and by primarily investing directly in foreign securities.  More specifically, the Putnam Fund invests mainly in companies outside the United States with small and mid-sized market capitalizations, although the Putnam Fund may invest in companies of any size.  The Thornburg Fund may invest in foreign companies of any size but invests primarily in those in the large and middle ranges of public company market capitalizations.  The Acquiring Fund invests indirectly in foreign securities primarily through investment in exchange-traded funds that utilize a passive or indexing investment approach in an attempt to approximate the investment performance of a benchmark index.  Each Transferor Fund has the same fundamental and non-fundamental investment restrictions as the Acquiring Fund, with one exception.  The lone difference relates to the fundamental investment restrictions for industry concentration.  Both the Transferor Funds and the Acquiring Fund may not make investments that will result in the concentration (as that term may be defined in the 1940 Act, any rules or orders thereunder, or SEC staff interpretation thereof) of its total assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies); however, the Acquiring Fund’s investment restrictions include an exception to allow concentration to approximately the same extent that the Acquiring Fund’s underlying index or indices concentrates in the stock of any particular industry or industries.  This factor favors the Acquiring Fund as the accounting survivor since its investment objectives, strategies and restrictions will continue after the Reorganization.

Mark A. Cowan, Esq.
Division of Investment Management
March 18, 2010

(iv)  Comparison of expense structure and expense ratio.  Certain expenses of the Transferor Funds and Acquiring Funds, such as Rule 12b-1 fees and administrative service fees, are similar among the Funds, but others, such as management fees and acquired fund fees and expenses, are different.  In addition, the Transferor Funds and Acquiring Fund are subject to different expense limitations.  After the Reorganization, the Acquiring Fund’s expense structure, expense limitations and expense ratios will be the ones that survive and are experienced by Acquiring Fund shareholders (see expense table attached as Exhibit A).  As a result, this factor favors the Acquiring Fund as accounting survivor.

(v)  Comparison of relative asset sizes of the funds involved in the Reorganization.  The net assets of the Putnam Fund ($41.4 million as of 12/31/09) and Thornburg Fund ($36.4 million as of 12/31/09) are larger than the net assets of the Acquiring Fund ($69,136 as of 12/31/09)  While this factor does not support the Acquiring Fund as accounting survivor, the Registrant believes that this factor is of less significance and importance than the other factors discussed above in determining that the Acquiring Fund should be the accounting survivor.

In addition, even though a smaller fund with a shorter performance history is acquiring two larger funds with longer performance histories, as shown in the total return performance below, these reorganizations are not being structured to eliminate two poorly performing funds.  In fact, the Putnam International Capital Opportunities Funds has a very strong performance history.

Average Annual Total Returns for the period ending December 31, 2009

Since
Commencement
Of Operations
One Year                                (9/4/08)
Genworth Fund/Benchmark
Putnam International Capital Opportunities                   56.65%                                     3.75%
S&P Developed ex-U.S. Small Cap Index                        45.07%                                    -1.92%

Thornburg International Value                                         30.97%                                    -1.26%
MSCI ACWI ex-U.S. Index                                                42.14%                                    -0.32%

Conclusion:  In light of the fact that the post-reorganization investment advisor structure, portfolio composition, investment objectives, policies and restrictions, expense structures, expense limitations and expense ratios will be that of the Acquiring Fund, the Registrant believes that the accounting survivor should be the Acquiring Fund rather than either Transferor Fund even though each Transferor Fund is larger than the Acquiring Fund.

Mark A. Cowan, Esq.
Division of Investment Management
March 18, 2010

6.               Capitalization Table

a.
Comment:  Disclose the acquiring fund’s share of reorganization costs as an adjustment in a row titled adjustments and update the pro forma net assets to reflect the adjustment.  Also include adjustments to shares outstanding to arrive at the pro forma shares outstanding after the reorganization.

Response:  The disclosure will be revised as requested.

b.	Comment: Provide a note to the capitalization table describing the adjustments for the reorganization costs and shares outstanding.

Response:  The requested disclosure will be added.

c.	Comment: The shares outstanding adjustment should be (389,399) in order for the table to sum to the pro forma outstanding shares of 7,766,979.

Response:  The disclosure will be revised as requested.

7.	Pro Forma Financial Statements

a.	Comment: Disclose adjustment for reorganization costs incurred by the acquiring fund on the Pro forma Statement of Assets and Liabilities. Net asset amount should agree to the capitalization table.

Response:  The disclosure will be revised as requested.

Mark A. Cowan, Esq.
Division of Investment Management
March 18, 2010

b.	Comment: The adjustment to shares outstanding should be (389,399) to arrive at the pro forma shares outstanding amount.

Response:  The disclosure will be revised as requested.

c.
Comment:  Provide a note to the Statement of Assets and Liabilities explaining the adjustment of 433,952 to payable to broker for derivative contracts.  Include the amount in the Pro Forma Combined Fund column.

Response:  The requested disclosure will be added.

d.	Comment: The total liabilities amount should be $681,679 prior to adjusting for reorg costs of $38,500.

Response:  The disclosure will be revised as requested

e.
Comment:  Move the footnote stating “The Statement of Operations has not been adjusted to reflect the liquidation and reallocation of cash into the Acquiring Fund” to the Pro Forma Statement of Operations.

Response:  The disclosure will be revised as requested

f.
Comment:  In the notes to the pro forma financial statements, provide a note related to the payment of reorganization costs, including the amounts and who is responsible for paying for the costs incurred.

Response:  The disclosure will be revised as requested

8.           Tandy

Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  See attached “Tandy” Letter signed by an officer of the Registrant.

Mark A. Cowan, Esq.
Division of Investment Management
March 18, 2010

Please do not hesitate to contact me at (215) 564-8149 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

                                                                                                         /s/Kenneth L. Greenberg
                                                                                                         Kenneth L. Greenberg, Esq.

Cc:           Carrie E. Hansen
Genworth Financial Wealth Management Inc.

Michael Cogswell
Michael Pappas
Genworth Financial, Inc.

Christopher Palmer, Esq.
Richard F. Kerr, Esq.
Goodwin Procter LLP

Exhibit A

	Putnam Fund (Service Shares)	Thornburg Fund (Service Shares)	Enhanced International Fund (Service Shares)	Pro Forma Enhanced International Fund After Reorganization (Service Shares) (assumes transactions with both Putnam Fund and Thornburg Fund are completed)
Shareholder Fees (deducted from your investment)	N/A	N/A	N/A	N/A
Short-Term Trading Fee (deducted from amount redeemed or exchanged)	None	None	None	None
Annual Fund Operating Expenses1 (Deducted from Fund Assets)
Management Fees	0.70%	0.65%	0.08%	0.08%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses2	1.14%	0.96%	0.45%	0.45%
Administrative Service Fees	0.25%	0.25%	0.25%	0.25%
All Other Expenses	0.89%	0.71%	0.20%	0.20%
Acquired Fund Fees and Expenses3	0.01%	0.00%	0.34%	0.34%
Total Annual Fund Operating Expenses	2.10%	1.86%	1.12%	1.12%
Amount of Fee Waiver/Expense Assumption4	(0.74)%	(0.55)%	0.00%	0.00%
Net Annual Fund Operating Expenses (After Fee Waiver/Expense Assumption)	1.36%	1.31%	1.12%5	1.12%5,6

1      The “Annual Fund Operating Expenses” for the Putnam Fund and Thornburg Fund are based on actual expenses for the fiscal year ended December 31, 2009 and for the Enhanced International Fund (which is a new Fund that commenced operations in December 2009) are annualized expenses based on anticipated fees and expenses payable by the Enhanced International Fund for the current fiscal year.

2      “Other Expenses” include custodian, transfer agency and other customary expenses, and for the Putnam Fund and Thornburg Fund are based on actual expenses for the fiscal year ended December 31, 2009 and for the Enhanced International Fund are annualized expenses based on anticipated fees and expenses payable by the Enhanced International Fund for the current fiscal year.  These amounts include expenses that a Fund may incur but not actually pay because of an expense offset arrangement under which securities lending credits are used to pay certain expenses incurred by a Fund.

3      “Acquired Fund Fees and Expenses” are indirect fees and expenses borne by a Fund in connection with its investments in other investment companies (“Acquired Funds”).  The amount represents a pro rata portion of the cumulative expenses of the Acquired Funds.  For the Putnam Fund and Thornburg Fund, the amounts are based on data from the fiscal year ended December 31, 2009, while the amount shown for the Enhanced International Fund (both current and pro forma combined after the Reorganization), is based on estimated amounts for the Fund’s current fiscal year.  Please note that the amount of Net Annual Fund Operating Expenses shown in the above table may differ from the Ratio of Expense to Average Net Assets (after expense reimbursement and securities lending credit) included in the “Financial Highlights” section of the Prospectus/Proxy Statement because the information in the Financial Highlights reflects the operating expenses of the Fund and does not include indirect expenses such as Acquired Fund Fees and Expenses.  For the fiscal year ended December 31, 2009, Acquired Fund Fees and Expenses did not exceed 0.01% of the average daily net assets for the Thornburg Fund.  The amount of Acquired Fund Fees and Expenses for that Fund are reflected in “All Other Expenses” in the table above.

4      GFWM has contractually agreed with the Trust, at least through May 1, 2011, to waive its fees and/or assume as its own expense certain expenses otherwise payable by the Putnam Fund, the Thornburg Fund and the Enhanced International Fund to the extent necessary to ensure that net annual fund operating expenses (excluding Distribution (12b-1) Fees, Administrative Service Fees, taxes, interest, trading costs, Acquired Fund fees and expenses, expenses paid with securities lending expense offset credits and non-routine expenses) do not exceed 0.85% of the average daily net assets of the Putnam Fund, 0.80% of the average daily net assets of the Thornburg Fund and 0.28% of the average daily net assets of the Enhanced International Fund.  Pursuant to this expense limitation agreement, GFWM is entitled to be reimbursed for fees waived and expenses that GFWM assumed for a period of three years following such waiver/assumption, to the extent that the reimbursement will not cause a Fund to exceed any applicable expense limitation that was in place for a Fund at the time of the fee waiver/assumption.

A-1

5      The Enhanced International Fund participates in a securities lending program under which securities lending credits are used to pay certain expenses incurred by the Fund.  The Enhanced International Fund estimates that the securities lending program will generate Fund expense reductions of 0.09% during the current fiscal year.  Including this expense reduction, the Net Annual Fund Operating Expenses for the Service Shares of both the Enhanced International Fund and the pro forma Enhanced International Fund (after reorganization) would be 1.03%.

6      It is anticipated that subsequent to the Reorganization, the Efficient Edge Program will reallocate assets out of the Enhanced International Fund and a substantial majority of the assets attributable to the former Putnam Fund shareholders and the former Thornburg Fund shareholders will be redeemed from the Enhanced International Fund within a few months after the Reorganization once certain regulatory notification provisions are met and pending market conditions.  This reallocation is not anticipated to result in an increase in annual fund operating expenses.

A-2